UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Nathan’s Famous, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

632347100
(CUSIP Number)

ROBERT J. EIDE
810 7th Avenue, 11th Floor
New York, New York 10019
(212) 813-1010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632347100

1	NAME OF REPORTING PERSON ROBERT J. EIDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,899#
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER 31,899#
	10	SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,899* #
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%* #
14	TYPE OF REPORTING PERSON IN

___________________
# Includes 3,787 Shares underlying certain stock options exercisable within 60 days of the date hereof.

* Includes 250,000 Shares owned directly by Lorber Alpha II (as defined below).

CUSIP NO. 632347100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Nathan’s Famous, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One Jericho Plaza, Second Floor — Wing A, Jericho, New York 11753.

Item 2.	Identity and Background.

(a)           This statement is filed by Robert J. Eide (“Mr. Eide”).

(b)           The address of the principal office of Mr. Eide is c/o Aegis Capital Corp., 810 7th Avenue, 11th Floor, New York, New York 10019.

(c)           The principal occupation of Mr. Eide is serving as the Chairman and Chief Executive Officer of Aegis Capital Corp. Mr. Eide also serves as a director of the Issuer.

(d)           Mr. Eide has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Eide has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eide is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Eide resulted from the exercise of options granted to Mr. Eide in connection with his service as a director of the Issuer. The aggregate purchase price of the 28,112 Shares directly owned by Mr. Eide is approximately $405,000, excluding brokerage commissions. In addition, Mr. Eide beneficially owns 3,787 Shares underlying certain stock options that were granted to him in connection with his service as a director.

The 250,000 Shares directly owned by Lorber Alpha II LP (“Lorber Alpha II”), which Mr. Eide may be deemed to beneficially own in his capacity as an officer and director of Lorber Alpha II’s general partner and a trustee of the controlling shareholders such entity, were acquired pursuant to a contribution of Shares by Howard M. Lorber and certain of his affiliates.

Item 4.	Purpose of Transaction.

Mr. Eide does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Eide may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing or selling additional Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 632347100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,430,523 Shares outstanding as of August 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2015.

(a)
As of the close of business on August 24, 2015, Mr. Eide directly beneficially owned 31,899 Shares, including 3,787 Shares underlying certain stock options exercisable within 60 days of the date hereof. Mr. Eide, as an officer and director of Lorber Alpha II’s general partner and a trustee of the controlling shareholders of such entity, may be deemed to beneficially own the 250,000 Shares owned by Lorber Alpha II.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 31,899
2. Shared power to vote or direct vote: 250,000
3. Sole power to dispose or direct the disposition: 31,899
4. Shared power to dispose or direct the disposition: 250,000

(c)
On June 17, 2015, Mr. Eide acquired 3,787 Shares pursuant to the exercise of certain stock options with an exercise price of $11.72 per Share.  On July 31, 2015, Lorber Alpha II received a contribution of 175,000 Shares from Howard M. Lorber.

(d)	No person or entity other than Mr. Eide or Lorber Alpha II is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Eide and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Note applicable.

CUSIP NO. 632347100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2015

/s/ Robert J. Eide
ROBERT J. EIDE